SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

IEC Electronics Corp.

(Name of Issuer)

Common Stock, par value
$0.01 per share

(Title of Class of Securities)

44949L105

(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:

Russell Leaf
Jared Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 44949L105	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
710,960 shares (see Item 5)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

 *Percentage calculated based on 10,386,883 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2020, as reported by IEC Electronics Corp. in its Form 10-Q filed on February 5, 2020.

	CUSIP No. 44949L105	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
710,960 shares (see Item 5)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

 *Percentage calculated based on 10,386,883 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2020, as reported by IEC Electronics Corp. in its Form 10-Q filed on February 5, 2020.

CUSIP No. 44949L105	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
209,435 shares (see Item 5)
(8) SHARED VOTING POWER
710,960 shares (see Item 5)
(9) SOLE DISPOSITIVE POWER
209,435 shares (see Item 5)
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,435 shares (see Item 5)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%* (see Item 5)
(14) TYPE OF REPORTING PERSON (see instructions) IN

 *Percentage calculated based on 10,386,883 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2020, as reported by IEC Electronics Corp. in its Form 10-Q filed on February 5, 2020.

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed on February 13, 2014, as amended on May 28, 2014, August 14, 2014, October 27, 2014, November 7, 2014, and February 9, 2015 (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (the “Common Stock” or “Shares”) of IEC Electronics Corp. (the “Issuer”). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c), and 5(e) of the Schedule 13D are hereby amended and restated as follows:
(a) and (b)          The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference and include the 710,960 shares of Common Stock distributed in the Distributions (as defined below) because, notwithstanding the Distributions, the Reporting Persons have voting power over such Shares at the Issuer’s 2020 Annual Meeting of Stockholders to be held on March 11, 2020, as a result of the Reporting Persons owning such Shares on January 14, 2020, the record date for the Annual Meeting.
Mr. Kahn received 209,435 Shares in the Third Distribution (as defined below).
The percentages of beneficial ownership of shares of Common Stock reported herein are based on 10,386,883 shares of Common Stock outstanding as of January 27, 2020, as reported by the Issuer in its Form 10-Q filed on February 5, 2020.
To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)          On January 31, 2020 and February 6, 2020, the Accounts distributed 710,960 shares of Common Stock to their investors and investment adviser, including to Vintage Capital (the “First Distribution”). Vintage Capital then distributed all of the shares of Common Stock it received in the First Distribution to its members, including to Kahn Capital (the “Second Distribution”). Kahn Capital then distributed the 209,435 shares of Common Stock it received in the Second Distribution to Mr. Kahn (the “Third Distribution” and together with the First Distribution and the Second Distribution, the “Distributions”). Other than as set forth in this Amendment No. 6, none of the Reporting Persons has effected any transaction in shares of Common Stock in the last 60 days.

(e)          The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares on February 6, 2020; however, the Reporting Persons retained voting power over 710,960 Shares for purposes of the Issuer’s 2020 Annual Meeting of Stockholders to be held on March 11, 2020, because the Reporting Persons owned such shares on January 14, 2020, the record date for the Annual Meeting.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn